GreenPower Motor Company Inc.

Annual Information Form
For the Period Ended March 31, 2026

Dated July 9, 2026

ANNUAL INFORMATION FORM

In this Annual Information Form (this "AIF"), unless otherwise noted or the context indicates otherwise, references to the "Company", "we", "us", "our" and "GreenPower" refer to GreenPower Motor Company Inc.

All financial information in this AIF is prepared in Canadian dollars, unless otherwise indicated. The information contained herein is dated as of July 8, 2026 unless otherwise stated.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain information that may constitute forward‐looking information and forward‐looking statements as such terms are defined under applicable Canadian securities laws (collectively, the "Forward‐Looking Statements") which are based on management's current internal expectations, estimates, projections, assumptions and beliefs. Forward-Looking Statements can be identified by the use of forward‐looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate", and other similar words, including negative and grammatical variations thereof. The Forward-Looking Statements may include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance and other statements that are not statements of fact. The Forward‐Looking Statements are made only as of the date of this AIF. The Forward‐Looking Statements include, but are not limited to, statements with respect to:

  the intentions, plans and future actions of the Company;
  statements relating to the business and future activities of the Company;
  anticipated developments in operations of the Company;
  market position, ability to compete and future financial or operating performance of the Company;
  the timing and amount of funding required to execute the Company's business plans;
  capital expenditures;
  the effect on the Company of any changes to existing or new legislation or policy or government regulation;
  the availability of labour;
  requirements for additional capital;
  goals, strategies and future growth;
  the adequacy of financial resources; and
  expectations regarding revenues, expenses and anticipated cash needs.

The actual results, performance or achievements of the Company could differ materially from those anticipated in the Forward-Looking Statements as a result of the risk factors set forth below and under the heading "Risk Factors", including, but not limited to, risks related to: (i) the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market and regulatory conditions in which the Company operates; (iii) the yield from the Company's operations; (iv) consumer interest in the Company's products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of the Company's products and operations; (viii) the timely receipt of any required regulatory approvals; (ix) the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) the Company's ability to conduct operations in a safe, efficient and effective manner; and (xi) the Company's plans and timeframe for completion of such plans.

Readers are cautioned that these factors are difficult to predict and that the assumptions used in developing the Forward-Looking Statements may prove to be incorrect. Readers are also cautioned that the list of risk factors contained in this AIF is not exhaustive. Accordingly, readers are cautioned that the Company's actual results may vary from the Forward-Looking Statements, and the variations may be material.

Although the Company believes that the expectations reflected in the Forward‐Looking Statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the Forward‐Looking Statements are expressly qualified in their entirety by this cautionary statement. The purpose of the Forward‐Looking Statements is to provide the reader with a description of management's expectations, and the Forward‐Looking Statements may not be appropriate for any other purpose. The reader should not place undue reliance on the Forward‐Looking Statements. The Forward-Looking Statements are made as at the date hereof and the Company undertakes no obligation to update or revise any of the Forward‐Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

Additional information on these and other factors is available in the reports filed by the Company with Canadian securities regulators and available on SEDAR+ (as defined herein). The forward-looking statements and information contained in this AIF are made as of the date hereof.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):

"AIF" means the Annual Information Form;

"Audit Committee" means the Audit Committee of the Board;

"BCBCA" means the Business Corporations Act (British Columbia);

"BMO" means Bank of Montreal;

"Board" means the board of directors of the Company;

"CARB" means California Air Resources Board;

"CIBC" means Canadian Imperial Bank of Commerce;

"EDC" means Export Development Canada;

"EPA" means U.S. Environmental Protection Agency;

"EV" means electric vehicle;

"FTA" means Federal Transit Administration;

"FAST" means Fixing America's Surface Transportation;

"HVIP" means the California Hybrid and Zero-Emission Truck and Bus Voucher Incentive Program;

"iMHZEV" means the Incentive for Medium and Heavy-Duty Zero Emission Vehicles program operated by the Canadian federal government and which closes on September 30, 2026;

"Nasdaq" means the Nasdaq Capital Market;

"NHTSA" means National Highway Traffic Safety Administration;

"NJEDA" means New Jersey Economic Development Authority;

"NJZIP" means New Jersey Zero Emission Incentive Program

"NYSERDA" means the New York State Energy Research and Development Authority;

"OEM" means an original equipment manufacturer, being a company that makes a part or subsystem that is used in another company's end product;

"Safety Act" means The National Traffic and Motor Vehicle Safety Act of 1966; and

CORPORATE STRUCTURE

Name, Address and Incorporation

We are a corporation incorporated under the BCBCA in British Columbia, Canada under the name "GreenPower Motor Company Inc." with authorized share capital consisting of:

  an unlimited number of voting common shares;
  an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;
  an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

Our principal place of business is located at Suite 240 - 209 Carrall Street, Vancouver, British Columbia V6J 2B2, Canada and our telephone number is (604) 563-4144.

Our registered and records office is located at Bentall 5, Suite 2501 - 550 Burrard Street, Vancouver, BC V6C 2B5, Canada and its telephone number is (604) 674-9245.

Our registered agent in the United States is GKL Corporate/Search, Inc., located at One Capitol Mall, Suite 660, Sacramento, California 95814 and its telephone number is (800) 446-5455.

Intercorporate Relationships

GreenPower has the following wholly-owned subsidiaries:

1. GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada);

2. GreenPower Motor Company, Inc. (incorporated in the State of Delaware);

3. 0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada);

4. San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of Utah), a wholly owned subsidiary of 0939181 B.C. Ltd.;

5. 0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada);

6. Electric Vehicle Logistics Inc. (incorporated in the State of Nevada), a wholly owned subsidiary of GP GreenPower Industries Inc; and

7. GreenPower Manufacturing WV, Inc. (incorporated in the State of West Virginia), a wholly owned subsidiary of GreenPower Motor Company, Inc.

8. GP Truck Body Inc. (incorporated in the State of Nevada), a wholly owned subsidiary of GreenPower Motor Company, Inc.

9. Gerui new Energy Vehicle (Nanjing) Co., Ltd. a wholly owned subsidiary of GreenPower Motor Company, Inc.

10. EA Green-Power Private Ltd. (incorporated in India), a corporation owned by GreenPower Motor Company, Inc. and San Joaquin Valley Equipment Leasing, Inc.

THREE-YEAR HISTORY OF THE BUSINESS

The principal capital expenditures of our company has been for the production of electric buses and EV equipment. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of common shares, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares, convertible debentures, warrants, proceeds from the exercise of warrants and options, loans from related parties, from our revolving term loan with EDC, from our term loan facility with CIBC, from our revolving line of credit with CIBC, and from our revolving line of credit with BMO.

During the year ended March 31, 2026 the Company delivered a total of 25 vehicles, which were comprised of 12 EV Star models, 4 BEAST Type D school buses, and 9 Nano BEAST Type A school buses. During the year GreenPower generated annual revenue of $16.4 million, which was a decline of 17.4% from the prior year. Included in revenue for the year is $9.6 million of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts. On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation, unless otherwise stated. GreenPower's common shares were trading on the TSXV Venture Exchange under the ticker GPV until the close of business on November 14, 2025, at which time GreenPower chose to voluntarily delist from the TSX Venture Exchange.

During the year GreenPower negotiated a contract cancellation with Workhorse under which Workhorse agreed to forego the deposits it had made with GreenPower for the production of EV Star Cab and Chassis ("EV Star CC"). Under the terms of the cancellation, GreenPower will retain deposits made by Workhorse as well as ownership of approximately 100 EV Star CC's that GreenPower had built for Workhorse, included in GreenPower's inventory, providing GreenPower with the flexibility to seek alternative buyers for the EV Star CC inventory it had built for Workhorse. The EV Star CC is the platform on which GreenPower builds a range of passenger transport vehicles and goods and cargo vehicles. These vehicles include GreenPower's Type A Nano BEAST, EV Star Mobility Plus, and a range of commercial vehicles including the ReeferX refrigerated vehicle the EV Star Cargo Plus GreenPower anticipates that it will be building a range of vehicles with the EV Star CC inventory for customers in diverse end markets. GreenPower also received a contract cancellation from its dealer in the state of West Virginia, which led to the recognition of deferred revenue that was on deposit with GreenPower and with no repayment obligations.

The Company completed several important financings during the year, including entering into a securities purchase agreement with a single investor under which the Company can issue up to $16 million of Series A convertible preferred shares ("Series A Preferred Shares"), which was amended after the year end to allow up to $18 million of Series A Preferred Shares to be issued. During the year the Company issued 2,105 Series A Preferred Shares for gross proceeds of approximately $2.0 million. Upon issuance, the Series A Preferred shares are recorded as a liability, which is transferred to shareholder's equity when the Series A preferred shares are converted to common shares. As of the date of this report, all of the Series A Preferred Shares issued during the year have been converted to common shares, thereby improving the Company's shareholder's equity. Subsequent to the year end the Company issued an additional 1,500 Series A Preferred Shares for gross proceeds of $1.4 million.

During January the Company completed a series of financings including repayment of its existing line of credit and entering into new financing facilities with CIBC. The CIBC facilities include a $3 million operating line of credit, a $2 million term loan, and letter of credit facilities of up to $2.95 million. Repayment of the existing line of credit was partially funded with $5 million in loans from related parties. These related parties also facilitated the CIBC financing by providing personal guarantees in support of the facilities. Net new loans from related parties during the year totaled $6.6 million, and the related parties received bonus shares and bonus warrants for providing the loans and personal guarantees. During the fourth quarter, $7 million of related party loans were converted into convertible debentures with a 3-year term, an interest rate of 12% and that are convertible into common shares of the Company at $0.99 per share. In addition, a total of $3.9 million of related party loans was converted into 4,200 Series B convertible preferred shares ("Series B preferred shares") that are recorded as equity. Overall, the financings completed during the year facilitate continued access to equity capital and improved the Company's shareholder's equity position compared to the prior year end.

GreenPower began a process of reducing its operating costs at the end of the previous fiscal year, and continued this process during the current year. Total sales, general and administrative expenses reduced by nearly 47% compared to the prior year, and were driven by rationalization of the Company's geographic footprint and reduction of the Company's workforce. These changes were made in response to the current challenging market conditions in the commercial EV sector, and management believes that these changes have improved the Company's ability to weather the current market environment.

During the year ended March 31, 2025, the Company delivered a total of 84 vehicles, which were comprised of 23 EV star Cargo and Cargo plus, 25 EV Stars, 34 BEAST Type D school buses, and 2 Nano BEAST Type A school buses. During the year GreenPower generated annual revenue of $19.8 million, which was a decline of 49.5% from the prior year.

During the year ended March 31, 2025 GreenPower sales mix continued to transition towards all-electric school buses, with the sale and delivery of 34 BEASTs and 2 Nano BEASTs during the year. In addition to school bus sales, GreenPower completed the sale of 23 EV Star Cargo and Cargo Plus vehicles, and 25 EV Stars during the year. Importantly, demand for GreenPower's EV Star line of products is geographically dispersed, with sales in the US West Coast, mid-west and East Coast, as well as Canadian sales in Western provinces, and the province of Ontario.

The Company completed two securities offerings during the year ended March 31, 2025, and the completion of an ATM filing in March 2025 for the issuance of up to $850,000 of equity through open market sales on the Nasdaq stock market from time to time. The Company completed an underwritten offering of common shares for gross proceeds of $3 million in October 2024, which included 15,000 warrants issued to the underwriter, with a three-year term and exercise price of $12.50 per share. In May 2024 the Company completed a unit offering in which it issued 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $18.20 per share and expire on May 9, 2027.

GreenPower began a process of reducing its operating costs at the end of the fiscal year ended March 31, 2025. During the fourth quarter of the year GreenPower began the process of consolidating its California operations into a new manufacturing facility in Riverside California. This facility offers a location that is close to its major customers in the LA area, and is conveniently located near the Long Beach port and major transportation routes. The movement of GreenPower's manufacturing facility led to an immediate reduction in rent expense, and additional savings in areas such as transportation, travel, salaries and other administrative expenses are expected to continue from these changes over the next several quarters.

During the year ended March 31, 2024, the Company delivered a total of 222 vehicles, which were comprised of 122 EV Star CC's, 18 EV Star 22-foot cargo, 6 EV Star Cargo Plus, 32 EV Stars, 31 BEAST Type D school buses, 10 Nano BEAST Type A school buses, and 2 EV 250's. During the year GreenPower generated annual revenue of $39.3 million, which was a decline of 1.1% from the prior year.

During the year ended March 31, 2024, GreenPower sales included 105 EV Star CC's to Workhorse, a key customer of GreenPower, which was a decline of over 50% compared to 220 EV Star CC's to Workhorse during the prior year The sales in the year ended March 31, 2024 represented a transition to a more diverse group of end customers in a range of new markets in the US and Canada. As well, the Company experienced significant growth in sales of all-electric BEAST and Nano BEAST school buses, which increased to 41 in the current year from 9 in the prior year.

During the current fiscal year, the Company completed the build-out of the West Virginia school bus manufacturing facility and delivered the first all-electric school buses produced at the facility with the first deliveries of four Nano BEASTs in December 2023.

GreenPower's commercial sales during the year were negatively impacted by Workhorse's postponement of vehicle deliveries during the second and third quarter of the fiscal year. GreenPower is actively working to complete the existing firm purchase orders received from Workhorse, including for spare parts and vehicles. GreenPower continued to expand its dealer network during the year and through the dealer channel was able to generate its first sales in new markets, including the company's first sales in North Carolina, Oregon and Colorado. In addition, GreenPower was able to utilize its in-house truck body division, GP Truck Body, to improve the delivery time of upfitting EV Star CC's with truck bodies for customers, and to develop new truck body designs, including the EV Star stake-bed truck and EV Star Refrigerated truck. These new designs open up exciting new markets for GreenPower and demonstrate the flexibility of the EV Star platform.

During the year ended March 31, 2024 GreenPower completed a nine-month school bus pilot program with the state of West Virginia covering 18 counties, representing one-third of the school districts in the state with more than 100 professionals driving the buses more than 32,000 miles. Data from the pilot showed both the Type D BEAST and Type A Nano BEAST performed as expected whether on flat or mountainous terrain, in cold or warm conditions and on rural roads or city highways.

During the year ended March 31, 2024 GreenPower expanded its sources of liquidity by entering into a revolving $5 million term loan facility with EDC. This facility will be used to finance the production of GreenPower all-electric vehicles pursuant to existing customer orders, and was used in the fourth quarter to fund production costs for a significant school bus order.

DESCRIPTION OF THE BUSINESS

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California and West Virginia. Listed on the TSX Venture exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• low total cost-of-ownership vs. conventional gas or diesel-powered vehicles;

• lower maintenance costs;

• reduced fuel expenses;

• satisfaction of government mandates to move to zero-emission vehicles; and

• decreased vehicle emissions and reduction in carbon footprint.

We currently sell and lease our vehicles to customers directly and through a network of dealers in different regions of the United States, and directly to customers in Canada. GreenPower's all-electric zero-emission vehicles are eligible for various funding programs, vouchers and incentives, including:

  the California HVIP program;
  the British Columbia Specialty Use Vehicle Program;
  the Transport Canada iMHZEV Program
  the New York State voucher program;
  the New Jersey Zero Emission Program;
  the EPA's Clean School Bus Program;
  the VW Mitigation Trust Fund;
  CARES ACT United States federal funding; and
  California Air Quality Management District funding.

Products

School Bus Line - Type D BEAST, Type D Mega BEAST and Type A Nano BEAST

GreenPower's Type-D BEAST, TYPE D Mega BEAST and Nano-BEAST Type A School Bus are marketed under the trade name Battery Electric Automotive School Transportation, or the BEAST. These vehicles feature a clean sheet build that was designed from the ground-up around its electric drive and battery systems.  The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

The GreenPower BEAST is offered in a 40-ft 90 passenger design that features a flat tracked floor that gives the end-user complete seating customization that can be modified with ease. The tracked flooring also allows the end-user to customize how many wheelchair positions are located on the bus and their location. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 193.5-kWh advanced battery system, the BEAST has a reliable range of up to 150 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain that is rated maintenance free for one million kilometers. The standard J1772 Level 2 charging of the BEAST will fully charge the electric school bus in under 7 hours.

The GreenPower Mega-BEAST is built on the same platform as the BEAST but provides a range of up to 300 miles due to its 387 kwh battery pack. The Mega BEAST also offers vehicle to grid technology which allows the BEAST to provide backup power to the electric grid, providing a source of electric grid stability and sustainability.

The GreenPower Nano BEAST is a 25-ft Type A school bus with seating for 24 passengers design with optional wheelchair seating. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 118-kWh advanced battery system, the Nano BEAST has a reliable range of up to 150 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain that is rated maintenance free for one million kilometers.  The vehicles are equipped with J1772 Level 2 charging and DC fast charging with rates up to 61 kw.

Commercial Goods Line

The Commercial Goods line is comprised of several models of electric vehicles built on GreenPower's EV Star platform that are designed for a wide range of commercial application. These are currently comprised of the EV Star Cab and Chassis, also available in a right hand drive configuration, the EV Star Cargo, EV Star Cargo Plus, EV Star Stakebed Truck, EV Star Utility Truck, EV Star Cargo Plus Refrigerated Truck, EV Star Cargo Refrigerated Van, and the EV Star REEFERX. These vehicles are built on GreenPower's EV Star platform, and are purpose built, zero-emission vehicles capable of a range of up to 150 miles.  The EV Star is the only class 4 electric vehicle that can be built to meet Buy America Compliance and is Altoona tested. All EV Star vehicles are equipped with both J1772-2 and CCS DC Fast charging.  They can fully charge in as little as 2 hours or overnight. The EV Star platform can also be configured with an autonomous option and wireless charging.

Commercial Passenger Line

Our EV Commercial Passenger line features multiple models that include the EV Star Passenger Van, the EV Star Mobility Plus, the 30-ft EV250, the 40-ft EV350, and the double decker EV550. Our electric buses do not have heavy battery storage or battery charging systems on the roof of the bus which enhances the user experience due to the bus's low center of gravity for steering and maneuvering around corners. This design also offers ease-of-access for maintenance due to the low positioned stainless-steel battery trays that can be accessed without removing panels or the use of elaborate hoist systems to maintain the battery boxes.

EV Star Passenger Van

The EV Star Passenger Van is a multi-purpose, zero-emission vehicle with a range of up to 150 miles and offers dual charging capabilities as a standard feature. It is purpose-built to be an all-electric vehicle and has the most versatile seating configurations and carrying capacity in its class to meet an operator's needs. The vehicle comes with an electric bus door for easy accessibility and offers options for BraunAbility ADA lifts and Q'STRAINT wheelchair securement positions.

EV Star Mobility Plus

The EV Star Mobility Plus is a cutaway bus with a wider, lightweight body construction allowing for flexibility in seating configuration due the effective use of its interior space. It comes with a vented HVAC system throughout the vehicle and offers options for BraunAbility ADA lifts and Q'STRAINT wheelchair securement positions.

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 26 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV250 features a Siemens traction motor, a 260-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using standard chargers that are readily available on the open market and capable of ultra-fast charging.

EV350

The EV350 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers.  The EV350 features a Siemens traction motor, battery capacity of up to 400 kwh, and a range of up to 212 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV550 features a Siemens traction motor, a 500-kWh battery capacity, and a range of up to 175 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

Technology

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other EV manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack from our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products.

Powertrains

Our powertrains encompass the complete motor assemblies, computers, and software required for vehicle electrification. We use off-the-shelf proven components such as Siemens for the drive motors for our low floor transit buses and TM4 for our EV Stars or BEAST school buses.

Telematics

The telematics system and associated hardware installed in almost all of our vehicles is designed to monitor the controller area network traffic for specific signals. These signals are uploaded along with GPS data to a server facility. The real-time data is stored in a database as it arrives and delivers updates to clients connected through the web interface. The information transmitted to the cloud and stored onboard the vehicle include: vehicle location, vehicle speed, vehicle energy usage, the amount of charge remaining in the battery, vehicle range, general status of the health of vehicle systems, using onboard diagnostics and driver habits monitoring.

Locations and Facilities

During the fourth quarter of the year ended March 31, 2025, GreenPower consolidated itsd California operations into a new manufacturing facility in Riverside California, located at 3016 Kansas Ave., Riverside CA. During the quarter GreenPower terminated the lease of its facilities at 90 West Poplar, Porterville, CA, and in Torrance, CA, and moved the assets and operations of these two facilities to the new location in Riverside, CA. The Riverside, CA facility offers a location that is close to the company's major customers in the LA area, and is conveniently located near the Long Beach port and major transportation routes. The movement of GreenPower's manufacturing facility led to an immediate reduction in rent expense, and additional savings in areas such as transportation, travel, salaries and other administrative expenses are expected to continue from these changes over the next several quarters.

GreenPower leases an 80,000 square foot manufacturing facility in South Charleston West Virginia which houses GreenPower's North American school bus manufacturing operations and is a hub for our East Coast commercial activities. Our U.S. operations, sales and marketing office is located at 3016 Kansas Ave., Building 14, Riverside, CA 92507. Our corporate office is located at Suite #240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts. We also maintain a network of dealers across our core markets in the US. Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. Our current core products are the six models under our EV Star platform, and our two models of all-electric school buses, being the Type D BEAST and the TYPE A Nano BEAST. Our sales plan is to meet with the top potential customers and obtain purchase orders for sales of GreenPower all-electric vehicles.

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2026 GreenPower's established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Oregon State, Washington State, Texas, Colorado, North Carolina, West Virginia, New Mexico and California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

GreenPower has established a significant partnership with the state of West Virginia under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state has provided worker training and hiring support, employment incentive payments in exchange for meeting hiring targets, and has entered into a contract to purchase 41 BEAST and Nano BEAST all-electric school buses produced at the facility.

GreenPower utilizes a proprietary network of contract manufacturers for the majority of its production and has established relationships with multiple contract manufacturers for different vehicle models and for different stages of production. In addition, GreenPower maintains important relationships with parts and component suppliers both in North America and internationally.

Research and Development

The majority of our research and development is conducted in-house. Additionally, we contract with engineering firms to assist with validation and certification requirements as well as specific vehicle integration tasks.

Competitive Companies

Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD) or traditional manufacturers of heavy-duty buses who are entering the market with all-electric buses (such as New Flyer or Blue Bird). In addition, companies such as Workhorse (Nasdaq: WKHS), Chanje and Lightning are competing with GreenPower in the commercial cargo and delivery van market. We compete with Motiv in the OEM electric cab and chassis market, and GreenPower is the only company that offers a purpose-built electric cab and chassis as opposed to a gasoline or diesel cab and chassis that has been converted to an electric cab and chassis.

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Bluebird	Class 7 and 8, 40' to 59'
	Eldorado	30' to 39'

School Buses
	GreenPower	BEAST Type D, Nano BEAST Type A
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Navistar	Type C
	Thomas Built	Type C

Shuttle Buses
	GreenPower	EV Star and EV 250
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Z 400
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Zenith Motors	Cargo Van

Some of the key differences between our company and many of our competitors in the heavy-duty bus market is that we use a clean sheet design to offer customers purpose-built solutions.  Many of our competitors use an existing layout and then determine where to place the batteries or the drive motor or in some cases retrofit an existing design and build. Several of GreenPower's competitors have raised significantly more capital than GreenPower and have access to capital well in excess of the current financial resources of GreenPower.

We believe that the primary competitive factors within the medium and heavy-duty commercial vehicle market are:

• the difference in the initial purchase prices of electric vehicles and comparable vehicles powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

• the total cost of vehicle ownership over the vehicle's expected life, which includes the initial purchase price and ongoing fuel, operational and maintenance costs;

• vehicle quality, performance and safety;

• access to capital in order to fund the ongoing working capital requirements and growth of the business;

• government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; and

• the quality and availability of service and parts for the vehicle.

Intangible Properties

We have invested significant resources in developing our suite of all-electric vehicles. Our vehicles were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We have a patent on a proprietary designed parking pawl for electric vehicles and may choose to obtain patents and licenses on our designs, processes or inventions in the future. We have expended $701,369, $1,339,200, and $1,811,472, on product development costs during the years ended March 31, 2026, March 31, 2025, and March 31, 2024 respectively.

Cycles

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors".

Economic Dependence

The Company's operations depend on its ability to purchase parts that are sourced globally from many different suppliers. Some of these suppliers are single-source suppliers even though we attempt to qualify and obtain components from multiple sources whenever feasible. See "General Description of the Business - Summary" for a list of the suppliers of our main components. The loss of any of these listed suppliers would have a materially adverse impact on the Company's operations. Other parts and materials are expected to be more easily sourced, in the event of disruption in the Company's current supply.

In addition, there is a risk that suppliers or customers may copy the products of the Company for their own use. In the event there is a dispute, the Company may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Environmental Protection

Environmental laws and regulations may affect the operations of the Company. We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. It is expected that the Company, or its subsidiaries, will be required to dispose of the various electronic waste. Failure to dispose of these in a manner compliant with local environmental regulation could expose the Company to penalties and clean-up costs. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements may negatively effect on our company and its operating results.

Government Regulation

Our electric vehicles are designed to comply with a significant number of governmental regulations and industry standards in Canada and the United States, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

Emission and fuel economy standards

California legislature has adopted a zero-emission bus program for all California public transit properties called the Innovative Clean Transit Regulation (ICT).  The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero-emission bus (ZEB)fleet. Beginning in 2029, 100% of new purchases by transit agencies must be ZEBs, with a goal for full transition by 2040. It applies to all transit agencies that own, operate, or lease buses with a gross vehicle weight rating (GVWR) greater than 14,000 lbs. It includes standard, articulated, over-the-road, double-decker, and cutaway buses.

On June 27, 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

On September 23, 2020 California Governor Newsom announced an executive order that requires that by 2035 all new cars and passenger trucks sold in California must be zero-emission vehicles and announced that the Air Resources Board will develop regulations requiring that require that by 2045 all operations of medium and heavy duty vehicles shall be zero-emission vehicles.

Government regulation related to climate change is in effect at the U.S. federal and state levels. The U.S. Environmental Protection Agency ("EPA") and the National Highway Traffic Safety Administration ("NHTSA") issued a final rule for greenhouse gas emissions and fuel economy requirements for trucks and heavy-duty engines on August 9, 2011, which is applicable in model years 2018 through 2020. NHTSA and EPA also issued a final rule on August 16, 2016 increasing the stringency of these standards for model years 2021 through 2027.

The rules provide emission standards for CO2 and fuel consumption standards for three main categories of vehicles: (i) combination tractors, (ii) heavy-duty pickup trucks and vans and (iii) vocational vehicles. We believe that our buses and EV Star Cargo Van would be considered "vocational vehicles" and "heavy-duty pickup trucks and vans" under the rules. According to the EPA and NHTSA, vocational vehicles consist of a wide variety of truck and bus types, including delivery, refuse, utility, dump, cement, transit bus, shuttle bus, school bus, emergency vehicles, motor homes and tow trucks, and are characterized by a complex build process, with an incomplete chassis often built with an engine and transmission purchased from other manufacturers, then sold to a body manufacturer.

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to penalties of up to $44,539 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards.

Vehicle safety and testing

The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

There is a body of legislation that requires that new model buses be tested before they can be purchased with funds from the US Federal Transportation Authority ("FTA"), and that defines the required testing and provides funding for these federally mandated tests. This legislation includes The Surface Transportation and Uniform Relocation Assistance Act of 1987, Section 317: Bus Testing; the Intermodal Surface Transportation Efficiency Act of 1991; the Transportation Equity Act for the 21st Century (Public Law 105-178); and the Fixing America's Surface Transportation ("FAST") Act. The Larson Transportation Institute's Bus Research and Testing Center, located in Altoona, Pennsylvania is a federally funded bus testing site that administers the required bus tests, covering areas including safety, structural integrity, durability, performance, maintainability, noise, and fuel economy.  GreenPower's EV Star completed the Altoona Test in April 2020, and received an overall score of 92.2, which is the second-highest score for a medium-duty bus as of the date of the report.

Battery safety and testing

Our battery pack configurations are designed to conform to mandatory regulations that govern transport of "dangerous goods," which includes lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Safety Administration and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual of Tests and Criteria. The requirements for shipments of these goods vary by mode of transportation, such as ocean vessel, rail, truck and air.

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer and dealer in California, and we are qualified to manufacture motor vehicles in the state of West Virginia. We have sold and intend to continue to sell, vehicles in other states both directly and through licensed dealers across the US.

Changes to Contracts

The Company does not reasonably expect any material changes to contracts or business relationships in the current financial year.

During the year ended March 31, 2026 GreenPower negotiated a contract cancellation with Workhorse under which Workhorse agreed to forego the deposits it had made with GreenPower for the production of EV Star Cab and Chassis ("EV Star CC"). Under the terms of the cancellation, GreenPower will retain deposits made by Workhorse as well as ownership of approximately 100 EV Star CC's that GreenPower had built for Workhorse, included in GreenPower's inventory. GreenPower recognized $9.6 million of revenue during the year from deposits that were previously recognized as deferred revenue, and that was recognized during the year from this cancelled contract and the one other cancelled contract.

Employees

Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales, manufacturing and service office in Riverside, CA, and out of our manufacturing facilities based in Porterville, California and South Charleston, West Virginia.

As of March 31, 2026, 2025, and 2024 we had 30, 113, and 116 employees, respectively.

Specialized Skill and Knowledge

There is a specialized skill required for the development, operations, maintenance, sales and marketing of the Company's technology. The Company's current staff possesses the necessary skills and knowledge required for the Company's business; however, additional employees will be added to staff as needed.

Ensuring that all of our employees possess the necessary skills, education, and appropriate licenses as required by regulatory agencies will be important in sustaining the Company's ongoing operations.

Foreign Operations

The Company operates extensively in the state of California and sells their products throughout the United States and Canada. See "Three-Year History of the Business" for details of our foreign operations. As we continue to grow, we expect to expand our United States operations.

Lending

The Company's operations generally do not include significant lending operations, although the Company may, from time to time, enter into finance and operating leases or provide loans for the purchase of GreenPower vehicles. Invoices paid by customers must be paid in a reasonable time period.

RISK FACTORS

There are various risk factors that could cause the Company's future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the common shares, could be materially and adversely affected. The risks discussed below also include Forward-Looking Statements and our actual results may differ substantially from those discussed in the Forward-Looking Statements. See "Note Regarding Forward-Looking Statements" in this AIF.

Risks Related to our Business

We have not reached profitability and currently have negative operating cash flows

For the fiscal year ended March 31, 2026, we generated a loss of $5.5 million bringing our accumulated deficit to $103.0 million.

During the year ended March 31, 2026 we generated annual revenue of $16.4 million. Given continued losses and due to external economic factors such as import tariffs from the U.S, GreenPower's management has undertaken cost cutting initiatives, which it intends to continue, including but not limited to reducing its number of leased facilities, reducing the number of employees, and better managing controllable expenses. Even if we are successful in reducing costs, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, increased costs from tariffs which we may be unable to pass on to customers through higher prices for our vehicles and parts, reduced sales levels, an inability to control production costs, increases or inflation in our selling general and administrative expenses, a reduction in vehicle sales due to changes in market demand and changes in the Company's capacity, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business. Based on these factors, the Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric vehicles is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, some of which have raised or have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

There is uncertainty about our ability to continue as a "going concern"

There is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

The reduction or elimination of government and economic incentives, funding approval or the delay in the timing of advancing funding that has been approved, in particular in the state of California, could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles ("EV's") may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority ("NJEDA") the CleanBC Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy-Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government which closes on September 30, 2026, the clean trucks NYSERDA program, the New York School Bus Incentive Program for the state of New York, the EPA Clean School Bus Program, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. GreenPower is currently responding to requests for information from CARB and from the California Attorney General, and while the state is undertaking this investigation it has suspended HVIP incentives to GreenPower. GreenPower has been responding to the requests for information, and GreenPower's vehicles continue to be listed as eligible vehicles under the HVIP program, however the suspension of HVIP incentives to GreenPower has negatively impacted the Company, and the timing of when the Company will be eligible to receive HVIP incentives, if at all, is uncertain. The ability for potential purchasers to receive funding from these programs is subject to the risk of government changes to the program, including changing or removing GreenPower's eligibility for the program, the risk of the delay in the timing of advancing funds to the specific programs, or the risk of program funding being cut or otherwise not available. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects

We may in be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our consolidated financial statements. The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

We may be materially adversely affected by cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

The majority of our manufacturing is currently contracted out to third party manufacturers and we are dependent on these manufacturers to operate competitively

We currently contract out the majority of the manufacturing of our vehicles to third party manufacturers in Asia, with final assembly performed by our employees in North America. As a result, we are dependent on third party manufacturers to manufacture our vehicles according to our specifications and quality, at a competitive cost and within agreed upon timeframes. If our chosen manufacturing vendors are unable or unwilling to perform these functions then our financial results and reputation may suffer, which may prevent us from being able to continue as a going concern. In addition, we are subject to inherent risks involved in shipping our vehicles from these primary manufacturers to our facilities in North America. During the shipping process our vehicles are subject to theft, loss or damage due to a number of factors, some of which we may be unable to insure cost-effectively, if at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles at a competitive price. For example, we do not manufacture battery cells or drive motors which makes us dependent upon suppliers of these products for our vehicles.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel

Our success depends on the efforts, abilities and continued service of our executive officers and management. A number of these key employees have significant experience in the electric vehicle industry, and valuable relationships with our suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may be unable to locate and hire a suitable replacement. We have not obtained any "key person" insurance on any of our executives or managers.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our current or future electric vehicles satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If our vehicles fail to perform as expected, our ability to continue to develop, market and sell our electric vehicles could be harmed

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use technologically complex battery management software to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of our vehicles. While we have performed extensive testing of our vehicles, we currently have a limited frame of reference to evaluate the performance of our vehicles in the hands of our customers under a range of operating conditions.

We may not succeed in establishing, maintaining and strengthening the GreenPower brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the GreenPower brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the GreenPower brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent on our suppliers, many of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. If any of our single source suppliers is unable to deliver components to us there is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, if the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage expansion and growth successfully. Risks that we face in managing future growth include:

• training new personnel;

• forecasting production and revenue;

• controlling expenses and investments in anticipation of expanded operations;

• establishing or expanding manufacturing, sales and service facilities;

• implementing and enhancing administrative infrastructure, systems and processes;

• addressing new markets; and

• establishing international operations.

There is significant competition for individuals with experience manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry for employees to belong to a union. Having a unionized workforce may result in higher employee costs and increased risk of work stoppages. If our employees were to unionize, this may increase our future production and general administration costs and negatively impact our gross margins and financial results.

We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture, transportation and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results and financial condition.

We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our vehicles have only been operating for a short period of time. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

Goods imported to the U.S. are subject to significant import tariffs, which are expected to increase, and these tariffs negatively impact our financial performance, financial position, and financial results.

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have increased significantly over the past severl years and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Shipping costs can be volatile and shipping availability is subject to constraints. Shipping cost volatility and constraints in availability of shipping has the potential to increase our costs or prevent us from delivering vehicles to customers on a timely basis.

Shipping costs are volatile, and changes in shipping costs are subject to a number of factors, including strong international trade growth, imbalances in global trade, port congestion, port closures, vessel delays and other factors. In addition, shipping costs are volatile, and are subject to sudden and significant changes from these same economic factors.

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. Shipping delays and cost increases have the potential to negatively impact our financial results and ability to grow our business.

Our line of credit and loan facility contain covenant restrictions that may limit our ability to access funds on the line of credit and loan facility, or engage in other commercial activities.

The terms of our line of credit and loan facility contain, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment.

Our operating line of credit and term loan facility are demand facilities and are therefore subject to repayment risk at the lender's discretion.

Our operating line of credit and term loan facility are demand facilities which gives the lender the right to demand repayment of some or all of the facility at its discretion. As at March 31, 2026 GreenPower's operating line of credit had a drawn balance of $2.0 million and an available balance of up to $3 million, while GreenPower's term loan facility had a balance of $2.0 million. The lender on these two facilities may, at its discretion, require further repayments of some or all of the line of credit and term loan facility, and may reduce or eliminate available funds on the line of credit. A reduction in credit available on the line of credit could require the Company to repay the facility. If the lender were to require the facility to be repaid the Company may need to raise funds through alternative forms of debt or equity financing, and if alternative financing is not available, the Company may be compelled, to the extent possible, to sell business assets that it may not wish to sell at prices that it may not wish to sell the assets, in order to fund the repayments.

The demand for commercial zero-emission electric vehicles depends, in part, on the continuation of current trends resulting from historical dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which could adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial zero-emission electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that poor air quality and climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil in the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy. If there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial zero-emission electric vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the current perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.

We may be compelled to undertake product recalls.

Any product recall in the future may result in adverse publicity, damage to our brand and may adversely affect our business, prospects, operating results and financial condition. We may at various times, voluntarily or involuntarily, initiate a recall if any of our electric vehicle components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability associated with our warranty, for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells, which have been used for years in laptop computers and cell phones. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which would damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

Risks Related to Our Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be adversely affected by the fact that we are governed by the Business Corporations Act (British Columbia), that several of our officers and directors are residents of Canada and that all, or a substantial portion, of their assets and a portion of our assets are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

In light of the above, there is doubt as to whether (i) a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers and (ii) an original action could be brought in Canada (or otherwise outside the United States) against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

As a foreign private issuer, we will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. In addition, our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor are we generally required to comply with the Securities and Exchange Commission's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly updates on Form 6-K to the Securities and Exchange Commission for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Securities Exchange Act of 1934. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

Risks Related to Our Common Shares

Because we can issue additional common shares or preferred shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Our board of directors has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital-intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares are quoted on Nasdaq. Trading of shares on Nasdaq is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The price of our common shares has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

  sales or potential sales of substantial amounts of our common shares;
  announcements about us or about our competitors;
  litigation and other developments relating to our company or those of our suppliers or our competitors;
  conditions in the automobile industry;
  governmental regulation and legislation;
  variations in our anticipated or actual operating results;
  change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;
  change in general economic conditions or trends;
  changes in capital market conditions or in the level of interest rates; and
  investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

We may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

We will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our common shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for this year or any future taxable year. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the common shares or warrants and on the receipt of distributions on the common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our common shares or warrants, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our common shares or warrants. Please refer to the paragraph titled "Taxation - Certain United States Federal Income Tax Considerations".

DIVIDENDS AND DISTRIBUTIONS

The Company does not currently intend to declare any dividends payable to the holders of the common shares. There is no dividend restriction; however, we have not declared any dividends on our common shares since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions on our common shares will be determined by the Board on the basis of our earnings, financial requirements and other relevant factors.

The Company has two series of convertible preferred shares, each with a dividend rate of 9.0%. Dividends on the convertible preferred shares are convertible into common shares of the Company, and the Company intends to issue common shares for accrued dividends on the convertible preferred shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of GreenPower Motor Company Inc. consists of:

  an unlimited number of voting common shares;
  an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;
  an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

Common Shares

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by the Board and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Series A Convertible Preferred Shares

The Series A convertible preferred shares have a dividend rate of 9.0% and a stated value of $1,000 per share. The Series A convertible preferred shares issued on November 14, 2025 are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. The Series A convertible preferred shares issued on February 27, 2026 have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days.

Series B Convertible Preferred Shares

The Series B convertible preferred shares have a dividend rate of 9.0% and a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily closing price from the previous 5 trading days.

MARKET FOR SECURITIES

Trading Price and Volume

GreenPower's common shares were trading on the TSXV Venture Exchange under the ticker GPV until the close of business on November 14, 2025, at which time GreenPower chose to voluntarily delist from the TSX Venture Exchange. GreenPower's common shares are listed on Nasdaq under the symbol "GP". On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation, unless otherwise statedThe following table sets out the high and low prices and aggregate volume of Shares traded through Nasdaq on a monthly basis for the months indicated:

Month	High -USD ($)	Low-USD ($)	Volume Traded
April 2025	5.10	4.10	122,305
May 2025	5.15	4.13	130,456
June 2025	4.70	3.70	143,680
July 2025	4.38	3.11	255,601
August 2025	6.42	2.80	8,251,234
September 2025	4.00	2.28	8,323,921
October 2025	3.38	2.62	714,258
November 2025	2.62	0.79	4,147,775
December 2025	1.07	0.74	710,154
January 2026	1.55	0.76	83,063,340
February 2026	1.37	0.87	11,019,029
March 2026	1.18	0.98	345,552

Prior Sales

The following table summarizes the issuances of unlisted securities for the year ended March 31, 2026 and for the period from April 1, 2026 to the date of this AIF:

Date of Issuance	Securities	Number of Shares Issued/Issuable or Aggregate Amount	Exercise or Purchase Price
Year ended 3-31-2026	Common shares issued pursuant to the conversion of Series A convertible preferred shares	907,558	Pursuant to conversion of 754 Series A convertible preferred shares
Year ended 3-31-2026	Common shares	1,073,792	USD $1.05 per share (weighted average)
Year ended 3-31-2026	Common shares issued pursuant to the ATM	98,803	USD $4.61 per share (weighted average)

Date of Issuance	Securities	Number of Shares Issued/Issuable or Aggregate Amount	Exercise or Purchase Price
Year ended 3-31-2026	Series A convertible preferred shares	2,105	USD $1,999,750 (aggregate)
Year ended 3-31-2026	Series B convertible preferred shares	4,200	USD $3,990,000 (aggregate)
Year ended 3-31-2026	Warrants	5,477,667	USD $1.05 per share (weighted average)
Year ended 3-31-2026	Convertible debentures	USD$7,000,000	Convertible to common at US$0.99 per share
April 1, 2026 to June 17, 2026	Common shares issued pursuant to the conversion of Series A convertible preferred shares	1,494,423	Pursuant to conversion of 1,351 Series A convertible preferred shares
July 1 to July 7, 2026	Common shares issued pursuant to the conversion of Series A convertible preferred shares	88,909	Pursuant to conversion of 100 Series A convertible preferred shares
June 15, 2026	Common shares issued pursuant to exercise of warrants	256,410	USD $0.78 per share
June 30, 2026	Common shares issued to pay for accrued interest on convertible debentures	257,638	USD $1.44 per share
June 30, 2026	Series B convertible preferred shares	552	USD $524,400 (aggregate)
June 30, 2026	Series B convertible preferred shares	1,640	USD $1,558,000 (aggregate)

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information regarding the directors and executive officers of the Company as at the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed. The last annual meeting of the shareholders was held on March 27, 2026.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Fraser Atkinson British Columbia, Canada	CEO: June 12, 2019 Director: February 11, 2011	Mr. Atkinson was one of the founders of our company. Mr. Atkinson was the Executive Chairman and was appointed as our Chief Executive Officer on June 12, 2019 and is currently a member of the Nominating Committee. Mr. Atkinson holds a Bachelor of Commerce from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columba (1982)
Brendan Riley(6) Arizona, United States	President: October 27, 2016 Director: July 3, 2019	Mr. Riley has been our President since October 27, 2016. He has over 25 years of experience in the areas of Business Development, Sales Strategy and Operations. Prior to joining our company, Mr. Riley was North American Vice President of Fleet Sales for BYD Motors. He holds a Bachelor of Arts degree in Philosophy from the University of St. Thomas Aquinas in Rome, Italy and is bilingual in English and Italian.
Michael Sieffert British Columbia, Canada	CFO: December 1, 2018 Secretary: December 1, 2018	Mr. Sieffert was appointed as our Chief Financial Officer and Secretary on December 1, 2018. From 2011 to 2018, Mr. Sieffert worked in progressively senior finance positions at Seaspan Corporation, a New York Stock Exchange-listed company engaged in containership leasing, most recently as Director of Corporate Finance. Mr. Sieffert holds a Bachelor of Arts degree and a Masters of Business Administration (Finance) degree, both from the University of British Columbia. Mr. Sieffert also holds a Chartered Financial Analyst designation from the CFA Institute.
Mark Achtemichuk British Columbia, Canada	Director: February 22, 2011	Mr. Achtemichuk is the Chair and is a member of our Audit Committee and is the Chair and is a member of our Compensation Committee. Mr. Achtemichuk is currently retired, and prior to retirement was the Senior Vice President at CMLS Financial Ltd. from April 2010 to January 2021; and principal of MSA Holdings, Inc. since July 2007. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, and his designations include a Chartered Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and a Chartered Financial Analyst designation from the CFA Institute in 2010.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Malcolm Clay British Columbia, Canada	Director: February 22, 2011	Mr. Clay is a member of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director. He was a Partner with KPMG, LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.
Dave Richardson British Columbia, Canada	Director: March 26, 2015	Mr. Richardson is the Chair and member of our Nominating Committee and is a member of our Audit Committee and of our Compensation Committee. Mr. Richardson has been a director of our company since March 26, 2015. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021.Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors. Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Sebastian Giordano New Jersey, United States	Director: December, 2024 to May, 2026	Mr. Giordano joined our Board of Directors on December 13, 2024 and resigned from the Board of Directors on May 1, 2026. As at March 31, 2026 Mr. Giordano was a member of our Audit Committee and of our Nominating Committee. Mr. Giordano, currently or within the last 5 years, has served on the Boards of Directors of AYRO, Inc., a Nasdaq-listed micro-logistics technology, mobility services and cloud-based SaaS software provider to the automotive industry; and transportation and Logistics Systems, inc. an OTC PINK-listed logistics company, including as its Chairman and Chief Executive Officer. From 2013 to 2018 he served as a Board Member and Chief Executive Officer of WPCS International Incorporated, a Nasdaq-listed low-voltage contracting company. For the past 22 years, Mr. Giordano has been CEO of Ascentaur, LLC ("Ascentaur"), providing C-Level consulting services to a diverse roster of private and public companies across a range of industries, including start-ups, turn-arounds, and established businesses across many industries. Prior to Ascentaur, he held executive management positions, including serving as Chief Executive Officer, Chief Financial Officer, and Chief Restructuring Officer with certain public and private companies.
Yanyan Zhang California, United States	Vice President of Program Management: May 31, 2021	Yanyan Zhang joined GreenPower in March of 2017 as Project Manager, and was promoted to Vice President of Program Management in May of 2021. Yanyan is responsible for planning and development of manufacturing projects in line with strategic business initiatives and deliverables. Yanyan began her career in the electric vehicle industry at BYD, where she successfully managed over 10 international vehicle manufacturing projects for clients including LA Metro and Denver RTD. Yanyan received her Masters degree in Industrial and Systems Engineering from USC.

As of July 9, 2026, the executive officers and directors of GreenPower, as a group, beneficially own or control, directly or indirectly, 2,245,660 common shares or 31.5% of the 7,126,671 issued and outstanding common shares.

The directors listed above will hold office until they next annual meeting of the Company or until their successors are elected or appointed.

The Company has three committees: the nominating committee, the compensation committee and the audit committee.

Committees

Nominating Committee

On August 23 2020, we adopted a Board of Director Nomination Process. The Nominating Committee is currently comprised of David Richardson (Chair), Fraser Atkinson, and Malcolm Clay. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation Committee

We have a compensation committee comprised of Mark Achtemichuk (Chair), Malcolm Clay, and David Richardson. We adopted a formal Compensation Committee Charter on August 23, 2020.  Our compensation committee, in consultation with the Board, conducts reviews with regards to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

The full text of the Company's Audit Committee Charter is included as Schedule A to the AIF.

The following are the members of the Audit Committee as at the date hereof:

Mark Achtemichuk(1)	Independent(2)	Financially Literate(2)
Malcolm Clay	Independent(2)	Financially Literate(2)
David Richardson	Independent(2)	Financially Literate(2)

Notes:
(1) Chairman of the Audit Committee
(2) As defined by NI 52-110.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience with analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

At no time since the commencement of the Company's financial year ending March 31, 2024 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

The aggregate fees billed by the Company's external auditors, in US dollars, for the years ended March 31, 2026, 2025 and 2024 are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Total(3)
2026	$836,723	$12,846	$849,569
2025	$429,789	$18,618	$448,407
2024	$361,211	$57,276	$418,487

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of our financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as audit fees. The services provided in this category include due diligence assistance, accounting consultations on proposed transactions, and consultation on International Financial Reporting Standards conversion.

(3) Fees for the year ended March 31, 2026 includes fees from the prior year that were billed during the year ended March 31, 2026.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

GreenPower Motor Company Inc. is currently subject to a cease trade order that was issued by the BC Securities Commission on July 6, 2026 for failure to timely file its annual audited financial statements, annual management's discussion and analysis, certifications of annual filings and annual information form by the filing deadline of June 29, 2026. GreenPower filed its annual audited financial statements, annual management's discussion and analysis and certifications of annual filings on July 8, 2026 and its annual information form on July 9, 2026. GreenPower understands that securities regulation provides for the cease trade order to be lifted within 2 days of filing the aforementioned annual filings.

GreenPower was subject to a cease trade order that was issued by the BC Securities Commission on July 10, 2025 for failure to timely file its annual audited financial statements, annual management's discussion and analysis, certifications of annual filings and annual information form by the filing deadline for the year ended March 31, 2025. The cease trade order was lifted on July 31, 2025 after GreenPower filed the aforementioned annual filings for the year ended March 31, 2025.

To the best of management's knowledge, no director or executive officer of the Company is, or within the ten years before the date of this AIF has been, a director, CEO or CFO of any company that:

(a)  was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity of director, CEO or CFO; or

(b)  was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, CEO or CFO, and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcies

To the best of management's knowledge, no director or executive officer of the Company has: (i) within ten years before the date of this AIF, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Atkinson is a director and officer of Alta Ready Mix Inc., which appointed Bowra Group Inc. who obtained an approval for a proposal to creditors on March 20, 2017 and court approval on April 11, 2017 for a creditor arrangement. Alta Ready Mix Inc. continues its business operations and is in good standing.

Penalties and Sanctions

To the best of management's knowledge, no director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with any securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company or the interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than what is listed below, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, common shares, more than 10% of the outstanding common shares; or (c) any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, other than an interest arising solely from the ownership of common shares where such person received no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

Between April 1, 2026 and the date of this report, the Company completed the following transactions with related parties:

  On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year.

   On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.
   On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko Financial Services and 0851433 BC Ltd., both companies that are beneficially owned by the CEO and Director of the Company.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility:

   On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;
   Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman Investments Ltd., a company beneficially owned by a director of the Company.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC.

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures. $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 B.C. Ltd., FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remained outstanding as at March 31, 2025. The Company agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the year ended March 31, 2026. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, during the year ended March 31, 2025 that is unsecured and non-interest bearing, and remains outstanding as at March 31, 2026.

During the year ended March 31, 2024 no additional related party loans were received by the Company. During the year ended March 31, 2024, a CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid. During the year ended March 31, 2024, a total of 8,572 shares were issued to employees and a director of the Company pursuant to the exercise of stock options.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., located at 3rd floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 office acts as the Company's transfer agent and registrar.

MATERIAL CONTRACTS

Other than those listed below, elsewhere in this AIF, and those entered into in the ordinary course of the Company's business, there are no material contracts of the Company which were entered into in the most recently completed financial year or which were entered into before the most recently completed financial year but are still in effect as of the date of this AIF:

  On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at USD $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company as a bonus for providing a loan to the Company;
  On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at USD $4.60 per share to Countryman, a company beneficially owned by a director of the Company, as a bonus for providing a loan to the Company;
  On May 28, 2025 the Company granted 56,819 warrants convertible into common shares at USD $4.40 per share to Countryman, a company beneficially owned by a director of the Company, as a bonus for providing a loan to the Company;
  On June 6, 2025 the Company granted 34,091 warrants convertible into common shares at USD $4.40 per share to Countryman, a company beneficially owned by a director of the Company;
  On June 27, 2025 the Company granted 26,316 warrants convertible into common shares at USD $3.80 per share to Countryman, a company beneficially owned by a director of the Company;
  On July 4, 2025 the Company granted 30,488 warrants convertible into common shares at USD $4.10 per share to Countryman, a company beneficially owned by a director of the Company;
  On January 6, 2026 the Company granted 3,205,128 warrants convertible into common shares at USD $0.78 per share to Countryman, a company beneficially owned by a director of the Company;
  On January 12, 2026, the Company granted 2,016,129 warrants convertible into common shares at USD $1.24 per share to Countryman, a company beneficially owned by a director of the Company;
  On January 22, 2026, the Company converted USD $7 million of principal and accrued interest from loans from related parties into convertible debentures. USD $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, USD $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and USD $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company. The convertible debentures have a term of 3 years, bear interest at 12.0% per annum, and are convertible into common shares of the Company at USD $0.99 per share;
  On January 22, 2026 the Company converted
  On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million with related parties. The principal and accrued interest from these term loans was converted into convertible debentures on January 22, 2026;

  On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties. The principal and accrued interest from these term loans were converted into convertible debentures on January 22, 2026;
  On January 12, 2026, the Company entered into a revolving demand line of credit facility for up to $3 million, as well as a $2 million term loan, both with CIBC. The revolving demand line of credit facility and the term loan with CIBC bear interest at CIBC's US base rate (March 31, 2026 - 7.25%) plus 1.35%, and the term loan facility is a demand facility with a term of 3 years;
  Between January 22, 2026 and March 31, 2026 the Company entered into agreements to convert the equivalent of USD $3,990,000 of loans with FWP Acquisition Corp., FWP Holdings LLC, and 0851433 BC Ltd., all of which are companies owned by the CEO and director of the Company into 4,200 Series B convertible preferred shares. The Series B convertible Preferred shares are convertible into common shares of the Company, have a dividend rate of 9.0% and a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily closing price from the previous 5 trading days.
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company;
  On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. The Series A convertible Preferred shares, have a dividend rate of 9.0% and a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days.
  On February 27, 2026 the Company completed a private placement of 926 Series A convertible preferred shares for gross proceeds of $879,700. The Series A preferred shares issued on February 27, 2026 have a stated value of $1,000 per share, a dividend rate of 9.0%, and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days.
  On June 30, 2026 the Company completed a private placement of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000. The Series A preferred shares issued on June 30, 2026 have a stated value of $1,000 per share, a dividend rate of 9.0%, and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.80 or b) 95% of the lowest daily VWAP from the previous 5 trading days.

INTERESTS OF EXPERTS

Davidson & Company LLP audited the financial statements of the Company for the financial year ended March 31, 2026. BDO Canada LLP audited the financial statements of the Company for the financial years ended March 31, 2025 and March 31, 2024. Davidson & Company LLP and BDO Canada, LLP were independent from the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia at the time of issuing their audit reports.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.  Additional financial information is provided in the Company's audited financial statements and MD&A for the financial year ended March 31, 2026, available under the Company's SEDAR+ profile.

SCHEDULE A

GREENPOWER MOTOR COMPANY INC.
(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of August 23, 2020)

PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

Assist the Board's oversight of:

(1) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(2) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(3) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(4) the functioning of the Company's system of internal accounting and financial controls.

Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time.  One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company.  In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter.  Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board.  If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.  If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board.  The Committee shall also appoint a secretary who need not be a director.  All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee.  Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings.  The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.  The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.  The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote.  The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate.  Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight.  The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment.  In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(1) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(2) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(3) any changes required in the planned scope of the audit plan;

(4) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(5) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations.  The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor.  The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence.  The Committee shall also:

(1) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(2) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(3) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(4) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor.  The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.  The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

Consider and pre-approve all auditing and non-audit services provided by the independent auditors.  The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(1) the Company's annual financial statements and related footnotes;

(2) the independent auditors' audit of the financial statements and the report thereon;

(3) any significant changes required in the independent auditors' audit plan; and

(4) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

Reviewing with the independent auditors, as required by applicable laws and regulations:

(1) all critical accounting policies and practices used by the Company;

(2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(3) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

Review and discuss periodically with management and the independent auditors:

(1) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(2) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(3) the integrity of its financial reporting processes;

(4) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(5) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning.  Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee shall review and approve any transactions or courses of dealing with related parties.